UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 2)

VIMICRO INTERNATIONAL CORPORATION
(Name of Issuer)

ORDINARY SHARES, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

92718N109**
(CUSIP Number)

THOMAS J. MURPHY
C/O GENERAL ATLANTIC SERVICE COMPANY, LLC
3 PICKWICK PLAZA
GREENWICH, CONNECTICUT 06830
TEL. NO.: (203) 629-8600
(Name, Address and Telephone
Number of Person Authorized to Receive Notices and Communications)

March 12, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
**  The CUSIP Number relates only to the American Depositary Shares of Vimicro International Corporation.

CUSIP No. 92718N109	SCHEDULE 13D	Page 2 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 22,535,522 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 22,535,522 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,535,522 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%
14	TYPE OF REPORTING PERSON OO

(1)  Represents the sum of 18,531,786 Ordinary Shares beneficially owned by the Reporting Persons and the 4,003,736 Ordinary Shares underlying the 1,000,934 ADSs representing Ordinary Shares beneficially owned by the Reporting Persons. Every one ADS represents four Ordinary Shares.

CUSIP No. 92718N109	SCHEDULE 13D	Page 3 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic GenPar (Bermuda), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 22,535,522 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 22,535,522 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,535,522 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%
14	TYPE OF REPORTING PERSON PN

(1)  Represents the sum of 18,531,786 Ordinary Shares beneficially owned by the Reporting Persons and the 4,003,736 Ordinary Shares underlying the 1,000,934 ADSs representing Ordinary Shares beneficially owned by the Reporting Persons. Every one ADS represents four Ordinary Shares.

CUSIP No. 92718N109	SCHEDULE 13D	Page 4 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP (Bermuda) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 22,535,522 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 22,535,522 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,535,522 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%
14	TYPE OF REPORTING PERSON CO

(1)  Represents the sum of 18,531,786 Ordinary Shares beneficially owned by the Reporting Persons and the 4,003,736 Ordinary Shares underlying the 1,000,934 ADSs representing Ordinary Shares beneficially owned by the Reporting Persons. Every one ADS represents four Ordinary Shares.

CUSIP No. 92718N109	SCHEDULE 13D	Page 5 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Partners (Bermuda), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 22,535,522 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 22,535,522 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,535,522 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%
14	TYPE OF REPORTING PERSON PN

(1) Represents the sum of 18,531,786 Ordinary Shares beneficially owned by the Reporting Persons and the 4,003,736 Ordinary Shares underlying the 1,000,934 ADSs representing Ordinary Shares beneficially owned by the Reporting Persons. Every one ADS represents four Ordinary Shares.

CUSIP No. 92718N109	SCHEDULE 13D	Page 6 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP-W International, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 22,535,522 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 22,535,522 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,535,522 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%
14	TYPE OF REPORTING PERSON PN

(1)  Represents the sum of 18,531,786 Ordinary Shares beneficially owned by the Reporting Persons and the 4,003,736 Ordinary Shares underlying the 1,000,934 ADSs representing Ordinary Shares beneficially owned by the Reporting Persons. Every one ADS represents four Ordinary Shares.

CUSIP No. 92718N109	SCHEDULE 13D	Page 7 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GapStar, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 22,535,522 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 22,535,522 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,535,522 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%
14	TYPE OF REPORTING PERSON OO

(1) Represents the sum of 18,531,786 Ordinary Shares beneficially owned by the Reporting Persons and the 4,003,736 Ordinary Shares underlying the 1,000,934 ADSs representing Ordinary Shares beneficially owned by the Reporting Persons. Every one ADS represents four Ordinary Shares.

CUSIP No. 92718N109	SCHEDULE 13D	Page 8 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 22,535,522 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 22,535,522 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,535,522 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%
14	TYPE OF REPORTING PERSON OO

(1) Represents the sum of 18,531,786 Ordinary Shares beneficially owned by the Reporting Persons and the 4,003,736 Ordinary Shares underlying the 1,000,934 ADSs representing Ordinary Shares beneficially owned by the Reporting Persons. Every one ADS represents four Ordinary Shares.

CUSIP No. 92718N109	SCHEDULE 13D	Page 9 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 22,535,522 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 22,535,522 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,535,522 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%
14	TYPE OF REPORTING PERSON OO

(1) Represents the sum of 18,531,786 Ordinary Shares beneficially owned by the Reporting Persons and the 4,003,736 Ordinary Shares underlying the 1,000,934 ADSs representing Ordinary Shares beneficially owned by the Reporting Persons. Every one ADS represents four Ordinary Shares.

CUSIP No. 92718N109	SCHEDULE 13D	Page 10 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAPCO GmbH & Co. KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 22,535,522 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 22,535,522 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,535,522 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%
14	TYPE OF REPORTING PERSON PN

(1) Represents the sum of 18,531,786 Ordinary Shares beneficially owned by the Reporting Persons and the 4,003,736 Ordinary Shares underlying the 1,000,934 ADSs representing Ordinary Shares beneficially owned by the Reporting Persons. Every one ADS represents four Ordinary Shares.

CUSIP No. 92718N109	SCHEDULE 13D	Page 11 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAPCO Management GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 22,535,522 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 22,535,522 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,535,522 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%
14	TYPE OF REPORTING PERSON CO

(1) Represents the sum of 18,531,786 Ordinary Shares beneficially owned by the Reporting Persons and the 4,003,736 Ordinary Shares underlying the 1,000,934 ADSs representing Ordinary Shares beneficially owned by the Reporting Persons. Every one ADS represents four Ordinary Shares.

CUSIP No. 92718N109	SCHEDULE 13D	Page 12 of 20

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is filed by the undersigned to amend and supplement the Schedule 13D, dated as of December 1, 2005 and previously amended as of December 19, 2005 (the “Original 13D”), with respect to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of Vimicro International Corporation, a Cayman Islands corporation (the “Company”), and the American depositary shares (the “ADSs”) representing Ordinary Shares of the Company. Every one ADS represents four Ordinary Shares.

The address of the principal executive office of the Company is 15/F Shining Tower, No. 35 Xueyuan Road, Haidian District, Beijing 100191, People's Republic of China.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 is hereby amended and restated as follows.

(a) REPORTING PERSONS

This statement is being filed by a “group,” as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The members of the group are:

(i)	General Atlantic LLC, a Delaware limited liability company (“GA”);
(ii)	General Atlantic GenPar (Bermuda), L.P., a Bermuda limited partnership (“GA GenPar LP”)
(iii)	GAP (Bermuda) Limited, a Bermuda limited partnership (“GAP Bermuda GenPar”);
(iv)	General Atlantic Partners (Bermuda), L.P., a Bermuda exempted company (“GAP LP”);
(v)	GAP-W International, L.P., a Bermuda limited partnership (“GAP-W”);
(vi)	GapStar, LLC, a Delaware limited liability company (“GapStar”)
(vii)	GAP Coinvestments III, LLC, a Delaware limited liability company (“GAPCO III”);
(viii)	GAP Coinvestments IV, LLC, a Delaware limited liability company (“GAPCO IV”);
(ix)	GAPCO GmbH & Co. KG, a German limited partnership (“KG”); and
(x)	GAPCO Management GmbH, a German corporation (“GmbH Management”).

We refer to GA, GA GenPar LP, GAP Bermuda GenPar, GAP LP, GAP-W, GapStar, GAPCO III, GAPCO IV, KG and GmbH Management, collectively as the “Reporting Persons”.

(b) RESIDENCE OR BUSINESS ADDRESS

The principal business of each Reporting Person (other than KG and GmbH Management) is located at:

c/o General Atlantic Service Company, LLC
3 Pickwick Plaza
Greenwich, CT 06830

The principal business of KG and GmbH Management is located at:

c/o General Atlantic GmbH,
Maximilianstrasse 35b
80539 Munich
Germany

(c) PRINCIPAL BUSINESS

Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

CUSIP No. 92718N109	SCHEDULE 13D	Page 13 of 20

GAP Bermuda GenPar is the general partner of GA GenPar LP. GA GenPar LP is the general partner of GAP LP and GAP-W. GA is the managing member of GAPCO III and GAPCO IV, and certain Managing Directors of GA are the members and officers of GapStar. The Managing Directors of GA are the directors and executive officers of GAP Bermuda GenPar. GmbH Management is the general partner of KG. The Managing Directors of GA make voting and investment decisions with respect to the securities held by KG and GmbH Management. There are 23 Managing Directors of GA. The information with respect to each such GA Managing Director required by General Instruction C to Schedule 13D is attached hereto as Schedule A and hereby incorporated by reference. The present principal occupation or employment of each of the GA Managing Directors is as a Managing Director of GA.  Each of the Managing Directors of GA disclaims ownership of the Ordinary Shares and ADSs owned by the Reporting Persons except to the extent he or she has a pecuniary interest therein.

By virtue of the foregoing, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the Ordinary Shares and ADSs that each owns of record. GA, GA GenPar LP, GAP Bermuda GenPar, GAP LP, GAP-W, GapStar, GAPCO III, GAPCO IV, KG and GmbH Management are a “group” within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended, and may be deemed to beneficially own the number of Shares indicated below.

(d)-(e)

None of the Reporting Persons and none of the individuals listed on Schedule A, during the last five years, have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

(f)

(i)	GA -- Delaware
(ii)	GA GenPar LP – Bermuda
(iii)	GAP Bermuda GenPar – Bermuda
(iv)	GAP LP – Bermuda
(v)	GAP-W – Bermuda
(vi)	Gapstar – Delaware
(vii)	GAPCO III – Delaware
(viii)	GAPCO IV – Delware
(ix)	KG—Germany
(x)	GmbH Management - Germany

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Unchanged.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 is supplemented hereby with the following:

On March 12, 2013, GAP LP, GAP-W, GapStar, GAPCO III, GAPCO IV and KG sold 500,000 ADSs in the aggregate to an individual (the “Purchaser”) in a private transaction, pursuant to a Purchase and Sale Agreement, dated March 12, 2013 among GAP LP, GAP-W, GapStar, GAPCO III, GAPCO IV, KG and the Purchaser (the “Purchase and Sale Agreement”), filed herein as Exhibit 99.3.

The Purchase and Sale Agreement is filed herewith as Exhibit 99.3, and the foregoing summary is qualified in its entirety by the terms thereof.

CUSIP No. 92718N109	SCHEDULE 13D	Page 14 of 20

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated as follows.

(a)

As of the date hereof, GA, GA GenPar LP, GAP Bermuda GenPar, GAP LP, GAP-W, GapStar, GAPCO III, GAPCO IV, KG and GmbH Management each own of record the following number of Ordinary Shares and ADSs representing the following percentage of the Company's issued and outstanding Ordinary Shares. Each ADS represents four Ordinary Shares.

REPORTING PERSON	ORDINARY SHARES	ADSs	TOTAL ORDINARY SHARES, INCLUDING ORDINARY SHARES UNDERLYING ADSs	PERCENTAGE
GA	0	0	0	0.0%
GA GenPar LP	0	0	0	0.0%
GAP Bermuda GenPar	0	0	0	0.0%
GAP LP	12,725,792	715,808	15,585,024	11.1%
GAP-W	4,394,803	192,668	5,165,475	3.7%
GapStar	231,647	21,127	316,155	0.2%
GAPCO III	912,790	57,564	1,143,046	0.8%
GAPCO IV	246,877	13,017	298,945	0.2%
KG	19,877	1,750	26,877	0.0%
GmbH Management	0	0	0	0.0%

Based on calculations made in accordance with Rule 13d-3(d), and there being 139,953,296 Ordinary Shares outstanding as of December 31, 2011, as reported in the Company’s Annual Report on Form 20-K filed with the Securities and Exchange Commission on May 15, 2012, each of the Reporting Persons may be deemed to beneficially own approximately 16.1% of the outstanding Ordinary Shares.

(b)

By virtue of the fact that (a) GAP Bermuda GenPar is the general partner of GA GenPar LP, and GA GenPar LP is the general partner of GAP LP and GAP-W; (b) GA is the managing member of GAPCO III and GAPCO IV; (c) certain Managing Directors of GA are the members and officers of GapStar; (d) the Managing Directors of GA are the directors and executive officers of GAP Bermuda GenPar; (e) GmbH Management is the general partner of KG; and (f) the Managing Directors of GA make voting and investment decisions with respect to the securities held by KG and GmbH Management, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the Ordinary Shares and ADSs which each owns of record.

As of the date hereof, each of the Reporting Persons may be deemed to own beneficially an aggregate of 22,535,522 Ordinary Shares (which includes 18,531,786 Ordinary Shares and 4,003,736 Ordinary Shares underlying the 1,000,934 ADSs beneficially owned by the Reporting Persons), or 16.1% of the Ordinary Shares.

CUSIP No. 92718N109	SCHEDULE 13D	Page 15 of 20

(c)

Except as set forth in this paragraph (c) and except as set forth in the Original 13D, to the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the Ordinary Shares or ADSs during the past 60 days. On March 12, 2013, GAP LP, GAP-W, GapStar, GAPCO III, GAPCO IV and KG sold the following number of ADSs for the price per ADSs set forth below to the Purchaser in a private transaction, pursuant to the Purchase and Sale Agreement.

REPORTING PERSON	ADSs Sold	Price Per ADS
GAP LP	345,788	$1.70
GAP-W	114,607	$1.70
GapStar	7,015	$1.70
GAPCO III	25,361	$1.70
GAPCO IV	6,633	$1.70
KG	596	$1.70

The Purchase and Sale Agreement is filed herewith as Exhibit 99.3, and the foregoing summary is qualified in its entirety by the terms thereof.

(d)

No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

(e)

Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

Item 6 is hereby supplemented as follows.

On March 12, 2013, in connection with the disposition of the ADSs contemplated by the Purchase and Sale Agreement as described in Item 5(c) above, each of GAP LP, GAP-W, GapStar, GAPCO III, GAPCO IV and KG (the “Assignors”) entered into an Assignment and Assumption Agreement with the Purchaser and the Company, pursuant to which, each of the Assignors assigned certain of its rights under the Registration Rights Agreement (the “Registration Rights Agreement”), dated as of October 12, 2004, by and among the Assignors and the Company; with respect to the ADS sold to the Purchaser (including, the right to require the Company to register Ordinary Shares held the Assignor on Form F-3 or Form S-3 and to require the Company to include Ordinary Shares held by the Assignor in any other registration of Ordinary Shares initiated by the Company or other shareholders of the Company) to the Purchaser.  Each of the Assignors retained all of their rights under the Registration Rights Agreement with respect to any remaining Ordinary Shares or ADSs that such Assignor continued to hold following the consummation of the sale to the Purchaser.  Pursuant to the Assignment and Assumption Agreement, the Purchaser was deemed to be a party to the Registration Rights Agreement, and to be subject to applicable terms and obligations under the Registration Rights Agreement and the Company agreed to file with the Securities and Exchange Commission a new Registration Statement on Form F-3 or an amendment or supplement to the Company’s existing Registration Statement on Form F-3 (file No. 333-166948) such that the Purchaser would be named as a “Selling Shareholder” under such statement.

The Registration Rights Agreement is filed herewith as Exhibit 99.2, and the foregoing summary is qualified in its entirety by the terms thereof.  The Assignment and Assumption Agreement is filed herewith as Exhibit 99.4, and the foregoing summary is qualified in its entirety by the terms thereof.

CUSIP No. 92718N109	SCHEDULE 13D	Page 16 of 20

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Exhibit Index

Exhibit 99.1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (filed herewith).

Exhibit 99.2
Registration Rights Agreement, dated Octover 12, 2004, among the Company, General Atlantic Partners (Bermuda), L.P., GAP-W International, LLC, GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC, GapStar, LLC, and GAPCO GmbH & Co. KG (incorporated by reference to Exhbit 4.7 of the Company’s Form F-1 as filed with the Securities Exchange Commission on October 24, 2005).

Exhibit 99.3
Purchase and Sale Agreement, dated March 12, 2013, among General Atlantic Partners (Bermuda), L.P., GAP-W International, LLC, GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC, GapStar, LLC, and GAPCO GmbH & Co. KG, and Steve Bishop (filed herewith).

Exhibit 99.4
Assignment and Assumption Agreement, dated as of March 12, 2013, by and among General Atlantic Partners (Bermuda), L.P., GAP-W International, LLC, GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC, GapStar, LLC, and GAPCO GmbH & Co. KG, as assignors, and Steve Bishop, as assignee, and for purposes of Section 2 thereof, Vimicro International Corporation (filed herewith).

CUSIP No. 92718N109	SCHEDULE 13D	Page 17 of 20

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of March 14, 2013

GENERAL ATLANTIC LLC

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

GENERAL ATLANTIC GENPAR (BERMUDA), L.P.

By:	GAP (Bermuda) Limited, its General Partner

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Vice President

GAP (BERMUDA) LIMITED

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Vice President

GENERAL ATLANTIC PARTNERS (BERMUDA), L.P.

By:	General Atlantic GenPar (Bermuda), L.P., its General Partner

By:	GAP (Bermuda) Limited, its General Partner

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Vice President

GAP-W INTERNATIONAL, L.P.

By:	General Atlantic GenPar (Bermuda), L.P., its General Partner

By:	GAP (Bermuda) Limited, its General Partner

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Vice President

GAPSTAR, LLC

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Vice President

CUSIP No. 92718N109	SCHEDULE 13D	Page 18 of 20

GAP COINVESTMENTS III, LLC

By:	General Atlantic LLC, its Managing Member

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

GAP COINVESTMENTS IV, LLC

By:	General Atlantic LLC, its Managing Member

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

GAPCO GmbH & Co. KG

By:	GAPCO Management GMBH, its General Partner

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

GAPCO MANAGEMENT GMBH

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

CUSIP No. 92718N109	SCHEDULE 13D	Page 19 of 20

Schedule A

GA LLC MANAGING DIRECTORS

Name	Business Address	Citizenship
Steven A. Denning (Chairman)	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
William E. Ford (Chief Executive Officer)	55 East 52nd St., 32nd Floor New York, New York 10055	United States
Thomas J. Murphy (Chief Financial Officer)	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
J. Frank Brown (Chief Operating Officer)	55 East 52nd St., 32nd Floor New York, New York 10055	United States
John Bernstein	23 Savile Row London W1S 2ET United Kingdom	United Kingdom
Gabriel Caillaux	23 Savile Row London W1S 2ET United Kingdom	France
Mark F. Dzialga	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Cory A. Eaves	55 East 52nd St., 32nd Floor New York, New York 10055	United States
Martin Escobari	Rua Dr. Renato Paes de Barros, 1017 15Ъ andar 04530-001 Sao Paulo, Brazil	Bolivia and Brazil
Abhay Havaldar	Asia Square Tower 1 8 Marina View, #41−04 Singapore 018960	India
Patricia Hedley	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
David C. Hodgson	55 East 52nd St., 32nd Floor New York, New York 10055	United States
Rene M. Kern	55 East 52nd St., 32nd Floor New York, New York 10055	United States and Germany
Jonathan Korngold	55 East 52nd St., 32nd Floor New York, New York 10055	United States
Christopher G. Lanning	55 East 52nd St., 32nd Floor New York, New York 10055	United States
Xuesong (Jeff) Leng	Suite 5801, 58th Floor Two International Finance Center 8 Finance Street Central, Hong Kong	Hong Kong SAR
Anton J. Levy	55 East 52nd St., 32nd Floor New York, New York 10055	United States
Adrianna C. Ma	55 East 52nd St., 32nd Floor New York, New York 10055	United States
Sandeep Naik	17th Floor Express Towers Nariman Point Mumbai 400 021, India	United States

CUSIP No. 92718N109	SCHEDULE 13D	Page 20 of 20

Name	Business Address	Citizenship
Andrew C. Pearson	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Brett B. Rochkind	228 Hamilton Ave. Palo Alto, CA 94301	United States
David A. Rosenstein	55 East 52nd St., 32nd Floor New York, New York 10055	United States
Philip P. Trahanas	3 Pickwick Plaza Greenwich, Connecticut 06830	United States